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TES
IGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-52614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~SunGard Brokerage & Securities Services LLC~~ FIS Brokerage & Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Ave.
(No. and Street)

Geneva | IL | 60134
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

One South Wacker | Chicago | IL | 60606
(Address) | (City) | (State) | (Zip Code)

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert A. Santella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Brokerage & Securities Services LLC., as of February 25th, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



"OFFICIAL SEAL"
Colleen M Benjamin
Notary Public, State of Illinois
My Commission Expires 3/30/2019

Signature

President

Title

Colleen M. Benjamin

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunGard Brokerage & Securities Services LLC
Index
December 31, 2015

Page(s)

Financial Statements



Report of Independent Registered Public Accounting Firm

To the Board of Managers of SunGard Brokerage & Securities Services LLC

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of SunGard Brokerage & Securities Services LLC (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2016

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

SunGard Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$ 40,317,580
Cash and securities segregated under federal regulations	266,078
Deposits with brokers or dealers	1,000,000
Receivable from brokers and dealers	7,414,135
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $25,928,071	8,381,608
Receivable from affiliates	192,208
Accounts receivable, net of allowance of $628,675	17,028,628
Deferred tax asset, net	11,328,750
Prepaid expenses and other assets	1,337,662
Total assets	$ 87,266,649
Liabilities and Member's Equity	
Payable to brokers and dealers	$ 1,626,587
Payable to Parent and affiliates	3,048,204
Accrued compensation and benefits	7,161,573
Accounts payable, accrued expenses and other liabilities	8,264,086
Total liabilities	20,100,450
Member's equity	67,166,199
Total liabilities and member's equity	$ 87,266,649

The accompanying notes are an integral part of these financial statements

1. Organization and Nature of Business

SunGard Brokerage & Securities Services LLC (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in the business of providing execution services for other broker-dealers and institutional customers using a proprietary algorithmic execution system and electronic communication networks ("ECNs"). The Company also provides technology solutions to institutional entities seeking electronic means to communicate trade information messaging. The Company has entered into clearing agreements with multiple broker-dealers to process and clear all of the Company's securities transactions on a fully disclosed basis. On November 30, 2015, Fidelity National Information Services, Inc., a Georgia corporation ("FIS" or the "Parent")), completed the acquisition of SunGard Data Systems and its subsidiaries. The Company's sole member, Online Securities Processing Inc. is an indirect, wholly owned subsidiary of FIS. Online Securities Processing Inc. receives the full allocation of net profits and losses of the Company.

2. Summary of Significant Accounting Policies

a) Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

b) Furniture, equipment, software and leasehold improvements depreciation

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives.

Purchased software assets are amortized using the straight-line method over the lesser of their estimated useful lives or the remaining license term.

Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

As of December 31, 2015, remaining unamortized fixed assets consist primarily of computer equipment with original estimated useful lives of 3 – 5 years (see Note 12).

c) Income taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect

on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company computes its federal income tax provision on a separate-company basis together with a portion of its state income tax provision for certain states in which it files separately. In addition, pursuant to an informal tax-sharing agreement, the Company records expense allocations from FIS for its share of state income tax expense attributable to its inclusion in the FIS unitary state income tax returns. These amounts and the separately computed federal income tax provision described above are settled periodically with FIS.

The Company elected to be classified as a corporation for federal income tax purposes pursuant to Treasury Regulation §301.7701-3. As such, the Company is included in the consolidated federal and certain unitary state income tax returns of the Parent as a corporation, even though its legal form is a limited liability company.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability. As of December 31, 2015, the Company had unrecognized tax benefits, net of federal benefits of approximately $650,000, which if recognized, would favorably affect the effective tax rate. In addition the Company has recorded accrued interest, net of federal benefits of $438,935. The Company recognizes interest and penalties in income tax expense.

Under the informal tax sharing agreement, liabilities for unrecognized tax benefits in jurisdictions where consolidated federal income tax or unitary state income tax returns are filed by FIS are retained at the Parent company level.

Tax years after 2011 remain open for examination by the Internal Revenue Service. Tax years after 2007 remain open by various state and local jurisdictions. The Company anticipates that it is reasonably possible that between $0 and $650,000 of unrecognized tax benefits may be resolved within the next 12 months.

d) Stock compensation

Accounting standards for stock-based compensation require companies to expense the fair value of employee stock options and similar awards over the employee requisite service period. The Parent applies the authoritative guidance of ASC 718 Compensation-Stock Compensation, using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards. Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense and allocated to the Company through

intercompany charges, over the requisite service period. See Note 6 for more information on stock-based compensation.

e) Fair value measurements

At December 31, 2015, the Company had assets of $1,091,245 classified as Level 1, which represents an investment in a money market fund included in cash and cash equivalents on the Statement of Financial Condition.

The Company had no Level 3 financial instruments at December 31, 2015. There were no transfers between Level 2 and 3 during the year ended December 31, 2015.

3. New Accounting Pronouncements

a) Presentation of Financial Statements – Going Concern

In August 2014, the FASB updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016. Early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

b) Compensation – Stock Compensation

In June 2014, the FASB updated the accounting standards related to stock compensation. The update clarifies the accounting for share-based payments with a performance target that could be achieved after the requisite service period. Specifically, the update specifies the performance target should not be reflected in estimating the grant-date fair value of the award. Instead, the probability of achieving the performance target should impact vesting of the award. The standard is effective for interim and annual periods beginning after December 15, 2015 and early adoption is permitted. The adoption of the standard is not expected to have a material impact on the Company's results of operations and financial condition.

c) Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB updated the accounting standards for balance sheet classification of deferred taxes. The update simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred liabilities that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this update. The standard is effective for interim and annual periods beginning

after December 15, 2016 and early adoption is permitted. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

4. Cash

As December 31, 2015 cash consists of cash in bank accounts of $39,226,336 which approximates fair value.

5. Cash and securities segregated under federal regulations

At December 31, 2015, the Company had cash of $266,078 segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities and Exchange Commission which approximates fair value.

6. Employee Compensation and Benefits

Bonus

Employees participate in a performance based bonus plan which is fully accrued as of December 31, 2015 and is paid out in the first quarter of the following year.

7. Income Taxes

As of December 31, 2015, the Company had a long term Federal and state deferred tax asset of $11,328,750. The significant component of the net deferred tax asset relates primarily to identifiable intangible assets. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, as of December 31, 2015, the Company had an income tax payable to the Parent and state and local tax authorities of $3,422,515. This is included in due to Parent and affiliates on the statement of financial condition.

8. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's ('SEC') Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that it maintains minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2015, the Company had net capital of $29,497,159, which exceeded its minimum requirement of $250,000 by $29,247,159.

The Company claims exemption from SEC's rule 15c3-3 under provision (k)(2)(ii)

9. Commitments and Contingencies

The Company leases office space and equipment under lease agreements and has other operating commitments expiring on various dates through 2016. Certain leases contain provision for rent escalation.

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

10. Financial Instruments with Off-Balance Sheet Risk and Market Risk

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

As an introducing broker that may have customers, the Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations.

The Company maintains deposits at a bank in excess of federally insured limits.

11. Related Party Transactions

At December 31, 2015, the amount payable to Parent and affiliates represent such amounts payable by the Company for unsettled items and receivables from affiliates represent amounts due to the Company.

The Company pays management fees to FIS and administrative fees to an affiliate of the Parent.

The Company also reimburses an affiliate of Parent for medical and dental insurance premiums, professional services and other expenses paid on its behalf. Medical insurance premiums and other benefits allocated to the Company for the year ended December 31, 2015.

The Company reimburses affiliates for rent paid on its behalf for certain of its New York, San Francisco, Jersey City, Connecticut, and Boston offices.

The Company pays various affiliates for services for securities transaction processing, data storage and communications.

State business minimum tax payments made by the Parent or affiliates that related to the Company's activities in a number of states are allocated to the Company and reported as other expense.

All material payable and receivable balances as of December 31, 2015 between the Company and Parent or affiliates are separately disclosed on the Statement of Financial Condition.

12. Furniture, equipment, software and leasehold improvements

As of December 31, 2015 furniture, equipment, software and leasehold improvements included the following:

Software	$ 12,948,539
Equipment	19,263,954
Furniture and fixtures	1,017,554
Leasehold improvements	1,079,632
	34,309,679
Accumulated depreciation and amortization	(25,928,071)
	$ 8,381,608

13. Subsequent Events

On January 25, 2016 the Company paid cash dividends of $4,500,000.

SunGard Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2015
Available for Public Inspection